Exhibit (d)(4)

March 9, 2010

Intersil Corporation

1001 Murphy Ranch Road

Milpitas, CA 95035

Attention: Mr. David B. Bell

President and Chief Executive Officer

Ladies and Gentlemen:

In light of the substantial additional expenditure of time, effort and expense to be undertaken by Intersil Corporation (“Intersil”) and Techwell, Inc. (the “Company”) in connection with a potential acquisition transaction, the Company undertakes and agrees that, it will not, nor shall it authorize or knowingly permit any of its respective directors, officers, employees, agents (including financial and legal advisors) and other representatives (“Representatives”) to (i) directly or indirectly solicit, initiate, knowingly encourage or knowingly facilitate any proposal, offer or indication of interest (whether or not in writing) relating to an Acquisition Proposal or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish any information to, or otherwise cooperate in any way with, any person with respect to any Acquisition Proposal, other than in connection with the proposed acquisition transaction involving Intersil and the Company. The Company undertakes and agrees that it will not, nor shall it authorize or knowingly permit any of its Representatives to waive, terminate, modify or fail to enforce any provision of any contractual “standstill” or similar obligation of any person other than Intersil or its affiliates.

In addition, the Company undertakes and agrees to promptly (and in any event within twelve (12) hours of learning of the relevant information) advise Intersil in writing of the receipt of any oral or written submissions, proposals or offers with respect to an Acquisition Proposal (including any request for information or other inquiry in connection with or which reasonably could be expected to lead to any Acquisition Proposal), including a written summary of the material terms of such Acquisition Proposal The Company shall be under no obligation to provide such written summary if the disclosure of the material terms of such Acquisition Proposal would cause the Company to violate a nondisclosure agreement to which the Company is a party as of the date hereof.

An “Acquisition Proposal” means (i) any direct or indirect acquisition or purchase of (A) assets or businesses that constitute twenty percent (20%) or more of the revenues, net income or assets of the Company or (B) beneficial ownership of twenty percent (20%) or more of any class of equity securities of the Company; (ii) any purchase or sale of, or tender offer or exchange offer for, equity securities of the Company that, if consummated, would result in any person beneficially owning twenty percent (20%) or more of any class of equity securities of the Company; or (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, share exchange or similar transaction involving the Company, other than in connection with the proposed acquisition transaction involving Intersil and the Company.

March 9, 2010

This letter agreement and all the parties’ obligations hereunder will terminate at 11:59 p.m., Pacific Standard Time, on March 16, 2010, provided however, that this letter agreement shall automatically be extended for one additional seven day period if Intersil is working in good faith towards the execution of a definitive acquisition agreement that is consistent with the material terms proposed today by Intersil.

Very truly yours,

TECHWELL, INC.

By:	/s/ Fumihiro Kozato
Name:	Fumihiro Kozato
Title:	President and Chief Executive Officer

Accepted and agreed this 9th day
of March 2010

INTERSIL CORPORATION

By:	/s/ David B. Bell
Name:	David B. Bell
Title:	Chief Executive Officer